Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 and the related Prospectus of Civista Bancshares, Inc. for the registration of up to $75,000,000 aggregate principal amount of 3.25 percent Fixed-to-Floating Rate Subordinated Notes due 2031 of our report dated March 15, 2021, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Civista Bancshares, Inc. appearing in the 2020 Annual Report to Shareholders and incorporated by reference in the Annual Report on Form 10-K of Civista Bancshares, Inc. for the year ended December 31, 2020.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ S.R. Snodgrass, PC

Cranberry Township, Pennsylvania
February 22, 2022